================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 GRIST MILL CO.
                                (Name of Issuer)

                         COMMON STOCK, $0.10 PAR VALUE
                         (Title of Class of Securities)

                                   398629204
                                 (CUSIP Number)

                                M. KELLEY MAGGS
                         INTERNATIONAL HOME FOODS, INC.
                              1633 LITTLETON ROAD
                          PARSIPPANY, NEW JERSEY 07054
                                 (973) 359-9920

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                    Copy to:

                                A. WINSTON OXLEY
                             VINSON & ELKINS L.L.P.
                           3700 TRAMMELL CROW CENTER
                                2001 ROSS AVENUE
                              DALLAS, TEXAS 75201
                                 (214) 220-7891

                                 MARCH 10, 1998
    (Date of Event which Requires Filing of this Statement on Schedule 13D)


================================================================================

CUSIP NO. 398629204          Schedule 13D                 Page  2 of 16 Pages

-------------------------------------------------------------------------

                NAME OF REPORTING PERSON
     1          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                IHF/GM Acquisition Corporation
-------------------------------------------------------------------------
                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) [ ]
     2
                                                                   (b) [ ]

-------------------------------------------------------------------------
     3          SEC USE ONLY
-------------------------------------------------------------------------
                SOURCE OF FUNDS
     4          BK and AF
-------------------------------------------------------------------------

                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)
     5                                                                  [ ]
-------------------------------------------------------------------------
                CITIZENSHIP OR PLACE OF ORGANIZATION
     6          State of Delaware
-------------------------------------------------------------------------

 Number of Shares   7    SOLE VOTING POWER
                         648,899
Beneficially Owned  -----------------------------------------------------
                    8    SHARED VOTING POWER
by Each Reporting        0
                    -----------------------------------------------------
  Person With       9    SOLE DISPOSITIVE POWER
                         648,899
                    -----------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
                         0
                    -----------------------------------------------------

                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     11         PERSON
                648,899*
-------------------------------------------------------------------------
                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES
     12                                                                [ ]
-------------------------------------------------------------------------
                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     13         9.1%
-------------------------------------------------------------------------
                TYPE OF REPORTING PERSON
     14         CO
-------------------------------------------------------------------------

* On March 10, 1998, IHF/GM Holding Corporation, a Delaware corporation ("Parent"), and IHF/GM Acquisition Corporation, a Delaware corporation ("Purchaser"), a direct wholly owned subsidiary of Parent and an indirect wholly owned subsidiary of International Home Foods, Inc., a Delaware corporation ("IHF"), entered into a Stockholder Agreement (the "Stockholder Agreement") with Grist Mill Co., a Delaware corporation (the "Company"), and Glen S. Bolander (the "Selling Stockholder"), pursuant to which the Selling Stockholder (i) agreed to tender into the Offer (as defined herein) an aggregate of 403,899 shares of the Company's common stock ("Common Stock"), par value $0.10 per share, including the associated stock purchase rights (the "Rights," and together with the shares of Common Stock, the "Shares"), (ii) granted to Purchaser an option (exercisable under certain circumstances as provided in the Stockholder Agreement) to purchase up to an aggregate of 245,000 shares of Common Stock, consisting of certain shares of Common Stock to be beneficially owned by the Selling Stockholder as a result of such individual's exercise of certain options to purchase shares of Common Stock, and (iii) granted to Parent an irrevocable proxy to vote such shares of Common Stock, in each event prior to any termination of the Merger Agreement (as defined herein). In addition, pursuant to the Agreement and Plan of Merger (the "Merger Agreement"), dated as of March 10, 1998, among Purchaser, Parent, IHF and the Company, the Company granted to Purchaser an irrevocable option (exercisable under certain circumstances as provided in the Merger Agreement) to purchase an indeterminate number of shares of Common Stock equal to the Applicable Common Share Amount (as defined in the Merger Agreement). Each of the Stockholder Agreement and the Merger Agreement is attached as an exhibit hereto.

CUSIP NO. 398629204          Schedule 13D                  Page  3 of 16 Pages

-------------------------------------------------------------------------

                NAME OF REPORTING PERSON
     1          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                IHF/GM Holding Corporation
-------------------------------------------------------------------------
                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a)  [ ]
     2
                                                                   (b)  [ ]

-------------------------------------------------------------------------
     3          SEC USE ONLY
-------------------------------------------------------------------------
                SOURCE OF FUNDS
     4          BK and AF
-------------------------------------------------------------------------

                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)
     5                                                                  [ ]
-------------------------------------------------------------------------
                CITIZENSHIP OR PLACE OF ORGANIZATION
     6          State of Delaware
-------------------------------------------------------------------------

 Number of Shares   7    SOLE VOTING POWER
                         648,899
Beneficially Owned  -----------------------------------------------------
                    8    SHARED VOTING POWER
by Each Reporting        0
                    -----------------------------------------------------
  Person With       9    SOLE DISPOSITIVE POWER
                         648,899
                    -----------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
                         0
                    -----------------------------------------------------

     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON
                648,899*
-------------------------------------------------------------------------
                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES
     12                                                                [ ]
-------------------------------------------------------------------------
                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     13         9.1%
-------------------------------------------------------------------------
                TYPE OF REPORTING PERSON
     14         CO
-------------------------------------------------------------------------

* On March 10, 1998, IHF/GM Holding Corporation, a Delaware corporation ("Parent"), and IHF/GM Acquisition Corporation, a Delaware corporation ("Purchaser"), a direct wholly owned subsidiary of Parent and an indirect wholly owned subsidiary of International Home Foods, Inc., a Delaware corporation ("IHF"), entered into a Stockholder Agreement (the "Stockholder Agreement") with Grist Mill Co., a Delaware corporation (the "Company"), and Glen S. Bolander (the "Selling Stockholder"), pursuant to which the Selling Stockholder (i) agreed to tender into the Offer (as defined herein) an aggregate of 403,899 shares of the Company's common stock ("Common Stock"), par value $0.10 per share, including the associated stock purchase rights (the "Rights," and together with the shares of Common Stock, the "Shares"), (ii) granted to Purchaser an option (exercisable under certain circumstances as provided in the Stockholder Agreement) to purchase up to an aggregate of 245,000 shares of Common Stock, consisting of certain shares of Common Stock to be beneficially owned by the Selling Stockholder as a result of such individual's exercise of certain options to purchase shares of Common Stock, and (iii) granted to Parent an irrevocable proxy to vote such shares of Common Stock, in each event prior to any termination of the Merger Agreement (as defined herein). In addition, pursuant to the Agreement and Plan of Merger (the "Merger Agreement"), dated as of March 10, 1998, among Purchaser, Parent, IHF and the Company, the Company granted to Purchaser an irrevocable option (exercisable under certain circumstances as provided in the Merger Agreement) to purchase an indeterminate number of shares of Common Stock equal to the Applicable Common Share Amount (as defined in the Merger Agreement). Each of the Stockholder Agreement and the Merger Agreement is attached as an exhibit hereto.

CUSIP NO. 398629204          Schedules 13D                 Page  4 of 16 Pages

-------------------------------------------------------------------------

                NAME OF REPORTING PERSON
     1          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                International Home Foods, Inc.
-------------------------------------------------------------------------
                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a)  [ ]
     2
                                                                   (b)  [ ]

-------------------------------------------------------------------------
     3          SEC USE ONLY
-------------------------------------------------------------------------
                SOURCE OF FUNDS
     4          BK
-------------------------------------------------------------------------

                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)
     5                                                                  [ ]
-------------------------------------------------------------------------
                CITIZENSHIP OR PLACE OF ORGANIZATION
     6          State of Delaware
-------------------------------------------------------------------------

 Number of Shares   7    SOLE VOTING POWER
                         648,899
Beneficially Owned  -----------------------------------------------------
                    8    SHARED VOTING POWER
by Each Reporting        0
                    -----------------------------------------------------
  Person With       9    SOLE DISPOSITIVE POWER
                         648,899
                    -----------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
                         0
                    -----------------------------------------------------
                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     11         PERSON
                648,899*
-------------------------------------------------------------------------
                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES
     12                                                                [ ]
-------------------------------------------------------------------------
                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     13         9.1%
-------------------------------------------------------------------------
                TYPE OF REPORTING PERSON
     14         CO
-------------------------------------------------------------------------

* On March 10, 1998, IHF/GM Holding Corporation, a Delaware corporation ("Parent"), and IHF/GM Acquisition Corporation, a Delaware corporation ("Purchaser"), a direct wholly owned subsidiary of Parent and an indirect wholly owned subsidiary of International Home Foods, Inc., a Delaware corporation ("IHF"), entered into a Stockholder Agreement (the "Stockholder Agreement") with Grist Mill Co., a Delaware corporation (the "Company"), and Glen S. Bolander (the "Selling Stockholder"), pursuant to which the Selling Stockholder (i) agreed to tender into the Offer (as defined herein) an aggregate of 403,899 shares of the Company's common stock ("Common Stock"), par value $0.10 per share, including the associated stock purchase rights (the "Rights," and together with the shares of Common Stock, the "Shares"), (ii) granted to Purchaser an option (exercisable under certain circumstances as provided in the Stockholder Agreement) to purchase up to an aggregate of 245,000 shares of Common Stock, consisting of certain shares of Common Stock to be beneficially owned by the Selling Stockholder as a result of such individual's exercise of certain options to purchase shares of Common Stock, and (iii) granted to Parent an irrevocable proxy to vote such shares of Common Stock, in each event prior to any termination of the Merger Agreement (as defined herein). In addition, pursuant to the Agreement and Plan of Merger (the "Merger Agreement"), dated as of March 10, 1998, among Purchaser, Parent, IHF and the Company, the Company granted to Purchaser an irrevocable option (exercisable under certain circumstances as provided in the Merger Agreement) to purchase an indeterminate number of shares of Common Stock equal to the Applicable Common Share Amount (as defined in the Merger Agreement). Each of the Stockholder Agreement and the Merger Agreement is attached as an exhibit hereto.

CUSIP NO. 398629204          Schedules 13D                  Page  5 of 16 Pages

-------------------------------------------------------------------------

                NAME OF REPORTING PERSON
     1          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                Hicks, Muse, Tate & Furst Equity Fund III, L.P.
-------------------------------------------------------------------------
                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)  [ ]
     2                                                            (b)  [ ]
-------------------------------------------------------------------------
     3          SEC USE ONLY
-------------------------------------------------------------------------
                SOURCE OF FUNDS
     4          AF
-------------------------------------------------------------------------

                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)
     5                                                                 [ ]
-------------------------------------------------------------------------
                CITIZENSHIP OR PLACE OF ORGANIZATION
     6          State of Delaware
-------------------------------------------------------------------------

 Number of Shares   7    SOLE VOTING POWER
                         648,899
Beneficially Owned  -----------------------------------------------------
                    8    SHARED VOTING POWER
by Each Reporting        0
                    -----------------------------------------------------
  Person With       9    SOLE DISPOSITIVE POWER
                         648,899
                    -----------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
                         0
                    -----------------------------------------------------

                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     11         PERSON
                648,899*
-------------------------------------------------------------------------
                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES
     12                                                                [ ]
-------------------------------------------------------------------------
                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     13         9.1%
-------------------------------------------------------------------------
                TYPE OF REPORTING PERSON
     14         PN
-------------------------------------------------------------------------

* On March 10, 1998, IHF/GM Holding Corporation, a Delaware corporation ("Parent"), and IHF/GM Acquisition Corporation, a Delaware corporation ("Purchaser"), a direct wholly owned subsidiary of Parent and an indirect wholly owned subsidiary of International Home Foods, Inc., a Delaware corporation ("IHF"), entered into a Stockholder Agreement (the "Stockholder Agreement") with Grist Mill Co., a Delaware corporation (the "Company"), and Glen S. Bolander (the "Selling Stockholder"), pursuant to which the Selling Stockholder (i) agreed to tender into the Offer (as defined herein) an aggregate of 403,899 shares of the Company's common stock ("Common Stock"), par value $0.10 per share, including the associated stock purchase rights (the "Rights," and together with the shares of Common Stock, the "Shares"), (ii) granted to Purchaser an option (exercisable under certain circumstances as provided in the Stockholder Agreement) to purchase up to an aggregate of 245,000 shares of Common Stock, consisting of certain shares of Common Stock to be beneficially owned by the Selling Stockholder as a result of such individual's exercise of certain options to purchase shares of Common Stock, and (iii) granted to Parent an irrevocable proxy to vote such shares of Common Stock, in each event prior to any termination of the Merger Agreement (as defined herein). In addition, pursuant to the Agreement and Plan of Merger (the "Merger Agreement"), dated as of March 10, 1998, among Purchaser, Parent, IHF and the Company, the Company granted to Purchaser an irrevocable option (exercisable under certain circumstances as provided in the Merger Agreement) to purchase an indeterminate number of shares of Common Stock equal to the Applicable Common Share Amount (as defined in the Merger Agreement). Each of the Stockholder Agreement and the Merger Agreement is attached as an exhibit hereto.

CUSIP NO. 398629204          Schedules 13D                  Page  6 of 16 Pages

-------------------------------------------------------------------------

                NAME OF REPORTING PERSON
     1          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                HM3/GP Partners, L.P.
-------------------------------------------------------------------------
                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)  [ ]
     2                                                            (b)  [ ]
-------------------------------------------------------------------------
     3          SEC USE ONLY
-------------------------------------------------------------------------
                SOURCE OF FUNDS
     4          AF
-------------------------------------------------------------------------

                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)
     5                                                                 [ ]
-------------------------------------------------------------------------
                CITIZENSHIP OR PLACE OF ORGANIZATION
     6          State of Texas
-------------------------------------------------------------------------

 Number of Shares   7    SOLE VOTING POWER
                         648,899
Beneficially Owned  -----------------------------------------------------
                    8    SHARED VOTING POWER
by Each Reporting        0
                    -----------------------------------------------------
  Person With       9    SOLE DISPOSITIVE POWER
                         648,899
                    -----------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
                         0
                    -----------------------------------------------------

                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     11         PERSON
                648,899*
-------------------------------------------------------------------------
                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES
     12                                                                [ ]
-------------------------------------------------------------------------
                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     13         9.1%
-------------------------------------------------------------------------
                TYPE OF REPORTING PERSON
     14         PN
-------------------------------------------------------------------------

* On March 10, 1998, IHF/GM Holding Corporation, a Delaware corporation ("Parent"), and IHF/GM Acquisition Corporation, a Delaware corporation ("Purchaser"), a direct wholly owned subsidiary of Parent and an indirect wholly owned subsidiary of International Home Foods, Inc., a Delaware corporation ("IHF"), entered into a Stockholder Agreement (the "Stockholder Agreement") with Grist Mill Co., a Delaware corporation (the "Company"), and Glen S. Bolander (the "Selling Stockholder"), pursuant to which the Selling Stockholder (i) agreed to tender into the Offer (as defined herein) an aggregate of 403,899 shares of the Company's common stock ("Common Stock"), par value $0.10 per share, including the associated stock purchase rights (the "Rights," and together with the shares of Common Stock, the "Shares"), (ii) granted to Purchaser an option (exercisable under certain circumstances as provided in the Stockholder Agreement) to purchase up to an aggregate of 245,000 shares of Common Stock, consisting of certain shares of Common Stock to be beneficially owned by the Selling Stockholder as a result of such individual's exercise of certain options to purchase shares of Common Stock, and (iii) granted to Parent an irrevocable proxy to vote such shares of Common Stock, in each event prior to any termination of the Merger Agreement (as defined herein). In addition, pursuant to the Agreement and Plan of Merger (the "Merger Agreement"), dated as of March 10, 1998, among Purchaser, Parent, IHF and the Company, the Company granted to Purchaser an irrevocable option (exercisable under certain circumstances as provided in the Merger Agreement) to purchase an indeterminate number of shares of Common Stock equal to the Applicable Common Share Amount (as defined in the Merger Agreement). Each of the Stockholder Agreement and the Merger Agreement is attached as an exhibit hereto.

CUSIP NO. 398629204          Schedules 13D                  Page  7 of 16 Pages

-------------------------------------------------------------------------

                NAME OF REPORTING PERSON
     1          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                Hicks, Muse GP Partners III, L.P.
-------------------------------------------------------------------------
                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)  [ ]
     2                                                            (b)  [ ]
-------------------------------------------------------------------------
     3          SEC USE ONLY
-------------------------------------------------------------------------
                SOURCE OF FUNDS
     4          AF
-------------------------------------------------------------------------

                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)
     5                                                                 [ ]
-------------------------------------------------------------------------
                CITIZENSHIP OR PLACE OF ORGANIZATION
     6          State of Texas
-------------------------------------------------------------------------

 Number of Shares   7    SOLE VOTING POWER
                         648,899
Beneficially Owned  -----------------------------------------------------
                    8    SHARED VOTING POWER
by Each Reporting        0
                    -----------------------------------------------------
  Person With       9    SOLE DISPOSITIVE POWER
                         648,899
                    -----------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
                         0
                    -----------------------------------------------------

                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     11         PERSON
                648,899*
-------------------------------------------------------------------------
                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES
     12                                                                [ ]
-------------------------------------------------------------------------
                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     13         9.1%
-------------------------------------------------------------------------
                TYPE OF REPORTING PERSON
     14         PN
-------------------------------------------------------------------------

* On March 10, 1998, IHF/GM Holding Corporation, a Delaware corporation ("Parent"), and IHF/GM Acquisition Corporation, a Delaware corporation ("Purchaser"), a direct wholly owned subsidiary of Parent and an indirect wholly owned subsidiary of International Home Foods, Inc., a Delaware corporation ("IHF"), entered into a Stockholder Agreement (the "Stockholder Agreement") with Grist Mill Co., a Delaware corporation (the "Company"), and Glen S. Bolander (the "Selling Stockholder"), pursuant to which the Selling Stockholder (i) agreed to tender into the Offer (as defined herein) an aggregate of 403,899 shares of the Company's common stock ("Common Stock"), par value $0.10 per share, including the associated stock purchase rights (the "Rights," and together with the shares of Common Stock, the "Shares"), (ii) granted to Purchaser an option (exercisable under certain circumstances as provided in the Stockholder Agreement) to purchase up to an aggregate of 245,000 shares of Common Stock, consisting of certain shares of Common Stock to be beneficially owned by the Selling Stockholder as a result of such individual's exercise of certain options to purchase shares of Common Stock, and (iii) granted to Parent an irrevocable proxy to vote such shares of Common Stock, in each event prior to any termination of the Merger Agreement (as defined herein). In addition, pursuant to the Agreement and Plan of Merger (the "Merger Agreement"), dated as of March 10, 1998, among Purchaser, Parent, IHF and the Company, the Company granted to Purchaser an irrevocable option (exercisable under certain circumstances as provided in the Merger Agreement) to purchase an indeterminate number of shares of Common Stock equal to the Applicable Common Share Amount (as defined in the Merger Agreement). Each of the Stockholder Agreement and the Merger Agreement is attached as an exhibit hereto.

CUSIP NO. 398629204          Schedules 13D                  Page  8 of 16 Pages

-------------------------------------------------------------------------

                NAME OF REPORTING PERSON
     1          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                Hicks, Muse Fund III, Incorporated
-------------------------------------------------------------------------
                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)  [ ]
     2                                                            (b)  [ ]
-------------------------------------------------------------------------
     3          SEC USE ONLY
-------------------------------------------------------------------------
                SOURCE OF FUNDS
     4          AF
-------------------------------------------------------------------------

                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)
     5                                                                 [ ]
-------------------------------------------------------------------------
                CITIZENSHIP OR PLACE OF ORGANIZATION
     6          State of Texas
-------------------------------------------------------------------------

 Number of Shares   7    SOLE VOTING POWER
                         648,899
Beneficially Owned  -----------------------------------------------------
                    8    SHARED VOTING POWER
by Each Reporting        0
                    -----------------------------------------------------
  Person With       9    SOLE DISPOSITIVE POWER
                         648,899
                    -----------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
                         0
                    -----------------------------------------------------

                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     11         PERSON
                648,899*
-------------------------------------------------------------------------
                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES
     12                                                                [ ]
-------------------------------------------------------------------------
                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     13         9.1%
-------------------------------------------------------------------------
                TYPE OF REPORTING PERSON
     14         CO
-------------------------------------------------------------------------

* On March 10, 1998, IHF/GM Holding Corporation, a Delaware corporation ("Parent"), and IHF/GM Acquisition Corporation, a Delaware corporation ("Purchaser"), a direct wholly owned subsidiary of Parent and an indirect wholly owned subsidiary of International Home Foods, Inc., a Delaware corporation ("IHF"), entered into a Stockholder Agreement (the "Stockholder Agreement") with Grist Mill Co., a Delaware corporation (the "Company"), and Glen S. Bolander (the "Selling Stockholder"), pursuant to which the Selling Stockholder (i) agreed to tender into the Offer (as defined herein) an aggregate of 403,899 shares of the Company's common stock ("Common Stock"), par value $0.10 per share, including the associated stock purchase rights (the "Rights," and together with the shares of Common Stock, the "Shares"), (ii) granted to Purchaser an option (exercisable under certain circumstances as provided in the Stockholder Agreement) to purchase up to an aggregate of 245,000 shares of Common Stock, consisting of certain shares of Common Stock to be beneficially owned by the Selling Stockholder as a result of such individual's exercise of certain options to purchase shares of Common Stock, and (iii) granted to Parent an irrevocable proxy to vote such shares of Common Stock, in each event prior to any termination of the Merger Agreement (as defined herein). In addition, pursuant to the Agreement and Plan of Merger (the "Merger Agreement"), dated as of March 10, 1998, among Purchaser, Parent, IHF and the Company, the Company granted to Purchaser an irrevocable option (exercisable under certain circumstances as provided in the Merger Agreement) to purchase an indeterminate number of shares of Common Stock equal to the Applicable Common Share Amount (as defined in the Merger Agreement). Each of the Stockholder Agreement and the Merger Agreement is attached as an exhibit hereto.

CUSIP NO. 398629204          Schedules 13D                  Page  9 of 16 Pages

-------------------------------------------------------------------------

                NAME OF REPORTING PERSON
     1          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                Thomas O. Hicks
-------------------------------------------------------------------------
                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)  [ ]
     2                                                            (b)  [ ]
-------------------------------------------------------------------------
     3          SEC USE ONLY
-------------------------------------------------------------------------
                SOURCE OF FUNDS
     4          AF
-------------------------------------------------------------------------

                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)
     5                                                                 [ ]
-------------------------------------------------------------------------
                CITIZENSHIP OR PLACE OF ORGANIZATION
     6          United States of America
-------------------------------------------------------------------------

 Number of Shares   7    SOLE VOTING POWER
                         648,899
Beneficially Owned  -----------------------------------------------------
                    8    SHARED VOTING POWER
by Each Reporting        0
                    -----------------------------------------------------
  Person With       9    SOLE DISPOSITIVE POWER
                         648,899
                    -----------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
                         0
                    -----------------------------------------------------

                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     11         PERSON
                648,899*
-------------------------------------------------------------------------
                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES
     12                                                                [ ]
-------------------------------------------------------------------------
                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     13         9.1%
-------------------------------------------------------------------------
                TYPE OF REPORTING PERSON
     14         IN
-------------------------------------------------------------------------

* On March 10, 1998, IHF/GM Holding Corporation, a Delaware corporation ("Parent"), and IHF/GM Acquisition Corporation, a Delaware corporation ("Purchaser"), a direct wholly owned subsidiary of Parent and an indirect wholly owned subsidiary of International Home Foods, Inc., a Delaware corporation ("IHF"), entered into a Stockholder Agreement (the "Stockholder Agreement") with Grist Mill Co., a Delaware corporation (the "Company"), and Glen S. Bolander (the "Selling Stockholder"), pursuant to which the Selling Stockholder (i) agreed to tender into the Offer (as defined herein) an aggregate of 403,899 shares of the Company's common stock ("Common Stock"), par value $0.10 per share, including the associated stock purchase rights (the "Rights," and together with the shares of Common Stock, the "Shares"), (ii) granted to Purchaser an option (exercisable under certain circumstances as provided in the Stockholder Agreement) to purchase up to an aggregate of 245,000 shares of Common Stock, consisting of certain shares of Common Stock to be beneficially owned by the Selling Stockholder as a result of such individual's exercise of certain options to purchase shares of Common Stock, and (iii) granted to Parent an irrevocable proxy to vote such shares of Common Stock, in each event prior to any termination of the Merger Agreement (as defined herein). In addition, pursuant to the Agreement and Plan of Merger (the "Merger Agreement"), dated as of March 10, 1998, among Purchaser, Parent, IHF and the Company, the Company granted to Purchaser an irrevocable option (exercisable under certain circumstances as provided in the Merger Agreement) to purchase an indeterminate number of shares of Common Stock equal to the Applicable Common Share Amount (as defined in the Merger Agreement). Each of the Stockholder Agreement and the Merger Agreement is attached as an exhibit hereto.

                                                            Page  10 of 16 Pages

                               PRELIMINARY NOTE


     This Schedule 13D contains information previously filed with the United States Securities and Exchange Commission (the "Commission") on March 17, 1998 in a joint Schedule 13D/14D-1 filing. At the request of the staff of the Commission, the Schedule 13D is being refiled on a stand alone basis.

ITEM 1. SECURITY AND ISSUER.

     The class of equity securities to which this statement on Schedule 13D relates is the common stock, par value $0.10 per share (the "Common Stock"), of Grist Mill Co., a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 21340 Hayes Avenue, Lakeville, Minnesota 55044-0430.

ITEM 2. IDENTITY AND BACKGROUND.

(a) through (l)

     This Schedule 13D is being filed by IHF/GM Acquisition Corporation, a Delaware corporation ("Purchaser"), IHF/GM Holding Corporation, a Delaware corporation ("Parent"), International Home Foods, Inc., a Delaware corporation ("IHF"), Hicks, Muse, Tate & Furst Equity Fund III, L.P., a Delaware limited partnership ("Fund III"), HM3/GP Partners, L.P., a Texas limited partnership ("HM3/GP Partners"), Hicks, Muse GP Partners III, L.P., a Texas limited partnership ("Hicks, Muse GP Partners III"), Hicks, Muse Fund III, Incorporated, a Texas corporation ("Fund III Inc."), and Thomas O. Hicks, a United States citizen. Purchaser, Parent, IHF, Fund III, HM3/GP Partners, Hicks, Muse GP Partners III, Fund III Inc. and Mr. Hicks are collectively referred to herein as the "Reporting Persons".

     Purchaser is a wholly-owned subsidiary of Parent. Parent is a wholly-owned subsidiary of IHF. The principal business address of each of Purchaser, Parent and IHF is 1633 Littleton Road, Parsippany, New Jersey, 07054. Purchaser and Parent are corporations newly formed by IHF to implement the acquisition of the Company (see Item 4). IHF's principal business is the manufacturing and marketing of shelf stable food products.

     Fund III holds a majority of the outstanding shares of common stock of IHF. HM3/GP Partners is the general partner of Fund III. Hicks, Muse GP Partners III is the general partner of HM3/GP Partners. Fund III Inc. is the general partner of Hicks, Muse GP Partner III. Mr. Hicks is a controlling person, the Chairman of the Board and Chief Executive Officer of Fund III Inc. Mr. Hicks is the Chairman and Chief Executive Officer of Hicks, Muse, Tate & Furst Incorporated ("HMT&F"), a private investment firm specializing in acquisitions, recapitalizations and other principal investing activities. Fund III, HM3/GP Partner, Hicks, Muse GP Partners III and Fund III Inc. are entities utilized by HMT&F in connection with its investing activities. The principal

                                                            Page  11 of 16 Pages


business address of each of Fund III, HM3/GP Partners, Hicks, Muse GP Partner III, Fund III Inc., and Mr. Hicks is 200 Crescent Court, Suite 1600, Dallas, Texas 75201.

     None of Purchaser, Parent, IHF, Fund III, HM3/GP Partners, Hicks, Muse GP Partners III, Fund III Inc. or Mr. Hicks 01, to their knowledge, any of the persons listed on Schedule I hereto, during the last five years, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been party to a civil proceeding as a result of which such person was or is subject to a judgement, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     The information included on Schedule 1 hereto is incorporated herein by reference.

ITEM 3. SOURCES AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The securities to which this initial Schedule 13D relates were not acquired by purchase. In connection with the Acquisition (as defined in Item
4), on March 10, 1998, Purchaser, Parent, the Company and Glen Bolander (the "Selling Stockholder") entered into a Stockholder Agreement (the "Stockholder Agreement") pursuant to which the Selling Stockholder (i) agreed to tender into the Offer (as defined in Item 4) an aggregate of 403,899 Shares (as defined in Item 4), (ii) granted to Purchaser an option (exercisable in certain circumstances) to purchase up to an aggregate of 245,000 Shares, consisting of Shares to be beneficially owned by the Selling Stockholder as a result of his exercise of certain options to purchase Shares and (iii) granted to Parent an irrevocable proxy to vote such Shares (the matters set forth in the preceding clauses (i), (ii) and (iii) are referred to herein as the "Selling Stockholder Arrangements"). In addition, pursuant to the terms of the Merger Agreement (as defined in Item 4) , the Company granted Purchaser an irrevocable option (exercisable under certain circumstances) to purchase an indeterminate number of shares of Common Stock (the "Company Option").

    The total amount of funds required by Purchaser to finance the Acquisition, together fees, expenses and related matters, is estimated to be approximately $109 million. Purchaser intends to obtain all such funds required to consummate the Acquisition through capital contributions provided by IHF from borrowings under the Credit Agreement, dated as of November 1, 1996, as amended and restated as of November 21, 1997, among IHF, the several banks and other financial institutions or entities from time to time parties thereto, Morgan Stanley Senior Fundings, Inc., as documentation agent, Bankers Trust Company, as syndication agent, and The Chase Manhattan Bank, as administrative agent
(the "Financing Facility"). It is a condition to the obligations of Purchaser to consummate the Acquisition that Parent, through IHF, shall have received the debt financing necessary therefor. As of the date of the Merger Agreement, (i) there is sufficient capacity under the Financing Facility to fund consummation of the Acquisition and (ii) none of Purchaser, Parent or IHF is aware of any facts or circumstances that form a reasonable basis for Purchaser, Parent to IHF to believe that IHF will not be able to obtain the funds needed to consummate the Acquisition under the Financing Facility.

ITEM 4. PURPOSE OF THE TRANSACTION.

     (a) and (b)

     On March 10, 1998, Purchaser, Parent, IHF and the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which IHF (through Parent), Parent (through Purchaser) and Purchaser are to acquire (the "Acquisition") all of the outstanding shares of Common Stock, including the associated rights (the "Rights") to purchase shares of Common Stock issued pursuant to the Rights Agreement dated May 22, 1996, by and between the Company and Norwest Bank Minnesota, N.A. as rights agent, as amended (the Rights, together with the shares of Common Stock, the "Shares"), at a price of $14.50 per Share, net to the seller in cash, upon the terms and conditions set forth in the Merger Agreement. The Merger Agreement contemplates a tender offer (the "Offer") by Purchaser for all of the outstanding Shares followed by the merger (the "Merger") of Purchaser with and into the Company. Concurrently with the execution of the Merger Agreement, Purchaser, Parent, the Company and the Selling Stockholder entered into the Selling Stockholder Arrangements.

     (c)  None.

     (d) The Merger Agreement provides that, following consummation of the Offer, the Company, Purchaser, Parent and IHF shall cause the board of directors of the Company to be comprised of such number of persons designated by Purchaser as may be necessary to reflect Purchaser's then ownership of shares of Common Stock. As result after the Consummation of the Offer persons designated by Purchaser will comprise at least a majority of the Company's board of directors.

     (e) The Merger Agreement provides that during the period ending upon the designees of Purchaser being appointed to the Company's Board of Directors, the Company shall not declare or pay any dividends on its shares of Common Stock.

     (f)  None.

     (g) The Merger Agreement provides that, before the closing of the Offer, the Company will amend its bylaws to allow for stockholder action by written consent if a consent or consents to such action are signed by holders of outstanding shares of Common Stock having not less than the minimum number of votes that would be necessary to authorize such action at a meeting at which all shares entitled to vote thereon were present and voted.

     (h) and (i)

     The Shares are listed on the Nasdaq National Market (the "Nasdaq"). Depending upon the number of Shares purchased pursuant to the Offer, the shares of Common Stock may no longer meet the requirements of the Nasdaq for continued listing and may be delisted from the Nasdaq. According to Nasdaq's published guidelines, Nasdaq would consider delisting the shares of Common Stock if, among other things, the number of record holders of at least 100 shares of Common Stock should fall below 400, the number of publicly held shares of Common Stock (exclusive of holdings of officers, director or any other person who is the beneficial owner of more than 10% of the total shares of common Stock outstanding ("Nasdaq Excluded Holdings")) should fall below 750,000 or the aggregate market value of publicly held shares of Common Stock (exclusive of Nasdaq Excluded Holdings) should fall below $5,000,000. The Company has advised Purchaser that, as of March 10, 1998, there were 6,860,692 Shares outstanding, held by approximately 1,300 holders of record. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the shares of Common Stock no longer meet the requirements of Nasdaq for continued listing and the listing of the shares of Common Stock is discontinued, the market for the shares of Common Stock could be adversely affected.

     If Nasdaq were to delist the shares of Common Stock, it is possible that the shares of Common Stock would continue to trade in the over-the-counter market and that price or other quotations would be reported by other sources. The extent of the public market therefor and the availability of such quotations would depend, however, upon such factors as the number of stockholders and/or the aggregate market value of such securities remaining at such time, the interest in maintaining a market in the shares of Common Stock on the part of securities firms, the possible termination of registration under the Exchange Act as described below and other factors. Purchaser cannot predict whether the reduction in the number of shares of Common Stock that might otherwise trade publicly would have an adverse or beneficial effect on the market price for or marketability of the shares of Common Stock or whether it would cause future market prices to be greater or less than the Merger Consideration.

     The Shares are currently registered under the Securities Exchange Act of 1934 (the "Exchange Act"). Such registration may be terminated upon application by the Company to the Commission if the shares of Common Stock are not listed on a national securities exchange and there are fewer than 300 record holders. The termination of the registration of the shares of Common Stock under the Exchange Act would substantially reduce the information required to be furnished by the Company to the stockholders and to the Commission and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy or information statement pursuant to Section 14(a) or (c) of the Exchange Act in connection with stockholders' meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions, no longer applicable to the Company. In addition, "affiliates" of the Company and persons holding "restricted securities" of the Company may be deprived of the ability to dispose of such securities pursuant to Rule 144 or Rule 144A promulgated under the Securities Act of 1933. If registration of the shares of Common Stock under the Exchange Act were terminated, the shares of Common Stock would no longer be "margin securities" or be eligible for Nasdaq reporting.

     Purchaser intends to seek to cause the Company to apply for delisting of the shares of Common Stock from Nasdaq and terminate the registration of the shares of Common Stock under the Exchange Act as soon after the completion of the Offer as the requirements for such delisting and termination are met. If registration of the shares of Common Stock is not terminated prior to the Merger, the registration of the shares of Common Stock under the Exchange Act will be terminated following consummation of the Merger.

     (j) None.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) and (b)

     Pursuant to the Selling Stockholder Arrangements, each of Purchaser, Parent and IHF are beneficial owners of 648,899 shares of Common Stock, or 9.1% of the oustanding shares of Common Stock. In addition, pursuant to the Company Option Purchaser has an irrevocable option (exercisable under certain circumstances) to purchase an indeterminate number of shares of Common Stock. Purchaser, Parent and IHF would be the beneficial owners of any shares of Common Stock acquired pursuant to the Company Option. Fund III holds a majority of the oustanding shares of common stock of IHF. HM3/GP Partners is the general partner of Fund III. Hicks, Muse GP Partners III is the general partner of HM3/GP Partners. Fund III Inc. is the general partner of Hicks, Muse GP
Partner III. Mr. Hicks is a controlling person, the Chairman of the Board and Chief Executive Officer of Fund III Inc. Each of Fund III, HM3/GP Partners, Hicks, Muse GP Partners III, Fund III, Inc. and Mr. Hicks may be deemed beneficial owners of the shares of Common Stock beneficially owned by Purchaser, Parent and IHF. However each of Fund III, HM3/GP Partners, Hicks, Muse GP Partners III, Fund III Inc. and Mr. Hicks disclaims beneficial ownership of the shares beneficially owned by Purchaser, Parent and IHF.

     Each Reporting Person has the sole power to vote, or direct the vote of, such beneficially owned shares of Common Stock. Upon exercise of the Company Option, exercise of the option included in the Selling Stockholder Arrangements and purchaser of shares tendered in the Offer pursuant to the Selling Stockholder Arrangements, each Reporting Person will have the sole power to dispose of, or direct the disposition of, such beneficially owned shares.

     (c) Other than the Selling Stockholder Arrangements, Company Option, the Offer and Merger Agreement as described in Items 3 and 4, no transactions have been affected by any of the Reporting Persons within the past sixty days or since the most recent filing on Schedule 13D.

     (d) None.

     (e) Not applicable.

                                                             Page 12 of 16 Pages


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        On March 10, 1998, Purchaser, Parent, IHF and the Company entered into the Merger Agreement pursuant to which IHF (through Parent), Parent (through Purchaser) and Purchaser are to acquire all of the outstanding Shares at a price of $14.50 per Share, net to the seller in cash, upon the terms and conditions set forth in the Merger Agreement. The Merger Agreement contemplates that the Purchaser will commence an Offer for all of the outstanding Shares followed by the Merger of Purchaser with and into the Company. Concurrently with the execution of the Merger Agreement, Purchaser, Parent, the Company and the Selling Stockholder entered into the Stockholder Agreement pursuant to which the Selling Stockholder (i) agreed to tender into the Offer an aggregate of 403,899 Shares, (ii) granted to Purchaser an option (exercisable in certain circumstance) to purchase up to an aggregate of 245,000 Shares, consisting of Shares to be beneficially owned by the Selling Stockholder as a result of his exercise of certain options to purchase Shares and (iii) granted to Parent an irrevocable proxy to vote such Shares. In addition, pursuant to the terms of the Merger Agreement, the Company granted Purchaser an irrevocable option (exercisable under certain circumstances) to purchase an indeterminate number of Shares.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

                                                            Page  13 of 16 Pages

            10.1      -- Credit Agreement, dated as of November 1, 1996, as
                         amended and restated as of November 21, 1997, among IHF,
                         the several banks and other financial institutions or
                         entities from time to time parties thereto, Morgan
                         Stanley Senior Funding, Inc., as documentation agent,
                         Bankers Trust Company, as syndication agent, and The
                         Chase Manhattan Bank, as administrative agent, for the
                         lenders thereunder.
            10.2      -- Agreement and Plan of Merger, dated March 10, 1998, among
                         Purchaser, Parent, IHF and the Company.
            10.3      -- Stockholder Agreement, dated March 10, 1998, among
                         Purchaser, Parent, the Company and the Selling
                         Stockholder.
            24        -- Power of Attorney for Thomas O. Hicks.
            99        -- Joint Filing Agreement, dated March 16, 1998, among
                         Purchaser, Parent, IHF, the Fund III, HM3/GP Partners, Hicks,
                         Muse GP Partners III, the Fund Inc., and Thomas O. Hicks.

                                                            Page  14 of 16 Pages

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 1, 1998                        IHF/GM ACQUISITION CORPORATION

                                            By:     /s/ ANDREW S. ROSEN

                                              ----------------------------------
                                              Name: Andrew S. Rosen
                                              Title:   Vice President

                                            IHF/GM HOLDING CORPORATION

                                            By:     /s/ ANDREW S. ROSEN

                                              ----------------------------------
                                              Name: Andrew S. Rosen
                                              Title:   Vice President

                                            INTERNATIONAL HOME FOODS, INC.

                                            By:     /s/ ANDREW S. ROSEN

                                              ----------------------------------
                                              Name: Andrew S. Rosen
                                              Title:   Vice President

                                            HICKS, MUSE, TATE & FURST EQUITY
                                            FUND III, L.P.

                                            By: HM3/GP Partners, L.P.

                                            By: Hicks, Muse GP Partners III,
                                            L.P.

                                            By: Hicks, Muse Fund III,
                                            Incorporated

                                            By:     /s/ ANDREW S. ROSEN

                                              ----------------------------------
                                              Name: Andrew S. Rosen
                                              Title:   Vice President

                                            HM3/GP PARTNERS L.P.

                                            By: Hicks, Muse GP Partners III,
                                            L.P.

                                            By: Hicks, Muse Fund III,
                                            Incorporated

                                            By:     /s/ ANDREW S. ROSEN

                                              ----------------------------------
                                              Name: Andrew S. Rosen
                                              Title:   Vice President

                                                            Page  15 of 16 Pages

                                            HICKS, MUSE GP PARTNERS III, L.P.

                                            By: Hicks, Muse Fund III,
                                            Incorporated

                                            By:     /s/ ANDREW S. ROSEN

                                              ----------------------------------
                                              Name: Andrew S. Rosen
                                              Title:   Vice President

                                            HICKS, MUSE FUND III, INCORPORATED

                                            By:     /s/ ANDREW S. ROSEN

                                              ----------------------------------
                                              Name: Andrew S. Rosen
                                              Title:   Vice President

                                            THOMAS O. HICKS

                                                   /s/ THOMAS O. HICKS

                                            ------------------------------------
                                            By: David W. Knickel
                                              Attorney-in-Fact

                                                            Page  16 of 16 Pages

                                EXHIBIT INDEX


        EXHIBIT
        -------
             10.1     -- Credit Agreement, dated as of November 1, 1996, as
                         amended and restated as of November 21, 1997, among IHF,
                         the several banks and other financial institutions or
                         entities from time to time parties thereto, Morgan
                         Stanley Senior Funding, Inc., as documentation agent,
                         Bankers Trust Company, as syndication agent, and The
                         Chase Manhattan Bank, as administrative agent, for the
                         lenders thereunder.
             10.2     -- Agreement and Plan of Merger, dated March 10, 1998, among
                         Purchaser, Parent, IHF and the Company.
             10.3     -- Stockholder Agreement, dated March 10, 1998, among
                         Purchaser, Parent, the Company and the Selling
                         Stockholder.
             24       -- Power of Attorney for Thomas O. Hicks.
             99       -- Joint Filing Agreement, dated March 16, 1998, among
                         Purchaser, Parent, IHF, the Fund III, HM3/GP Partners, Hicks,
                         Muse GP Partners III, the Fund Inc., and Thomas O. Hicks.